Exhibit 99.3

MURCHINSON LTD.

145 Adelaide Street West

Toronto, A6 M5H 4E5

October 25, 2023

Re:	Nano Dimension Ltd.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee of Murchinson Ltd. (“Murchinson”) and certain other funds it advises and/or sub-advises (including their respective affiliates, the “Murchinson Group”) for election or appointment to the Board of Directors of Nano Dimension Ltd. (the “Company”) at the Company’s extraordinary general meeting of shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Murchinson Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Murchinson Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Murchinson Group Solicitation, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director or officer of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director or officer of the Company. This indemnification will include losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Murchinson Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Murchinson Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Murchinson Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Murchinson Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for Losses suffered by you and as incurred as provided herein. The Murchinson Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the prior written consent of the Murchinson Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Murchinson Group, its affiliates or any members of any group formed by the Murchinson Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Murchinson Group, its affiliates or any members of any 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Murchinson Group so that the Murchinson Group or any member thereof may seek a protective order or other appropriate remedy or, in the Murchinson Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Murchinson Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Murchinson Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Murchinson Group and, upon the request of a representative of the Murchinson Group, all such Information shall be returned or, at the Murchinson Group’s option, destroyed by you, with such destruction confirmed by you to the Murchinson Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

MURCHINSON LTD.

By:	/s/ Marc Bistricer
	Name:	Marc Bistricer
	Title:	Chief Executive Officer

ACCEPTED AND AGREED:

[Nominee]